UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                              E-City Software, Inc.
           -----------------------------------------------------------
                                (Name of Issuer)


                                  Common Shares
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                   26830G 10 5
           -----------------------------------------------------------
                                 (CUSIP Number)



                                   Anis Jessa
                       1201 First Avenue South, Suite 330
                                Seattle, WA 98134
                                 (206)-624-8070
     -----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 9, 2001
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).

                                  SCHEDULE 13D

CUSIP No. 26830G 10 5                                          Page 2 of 5 Pages


1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Anis Jessa
     -----------

2.   Check The  Appropriate  Box If A Member Of A Group*
                                     (a) [ ]
                                     (b) [ ]
------------------------------------------------------------------------------
3.   Sec Use Only
------------------------------------------------------------------------------
4.   Source Of Funds

     PF
     --

5.   Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D)
     or 2(E)   [_]
------------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

     Canada
   ----------
                                     7     Sole Voting Power
 NUMBER OF                                 587,250
                                     -------------------------------------------
  Shares                             8     Shared Voting Power
Beneficially                               0
                                     -------------------------------------------
 Owned By                            9     Sole Dispositive Power
   Each                                    587,250
                                     -------------------------------------------
 Reporting                           10    Shared Dispositive Power
Person With                                0
                                     -------------------------------------------

11    Aggregate Amount Beneficially Owned By Each Reporting Person

      587,250
      ---------

12    Check If The Aggregate Amount In Row (11) Excludes Certain Shares   [ ]
------------------------------------------------------------------------------

13    Percent Of Class Represented By Amount In Row 11

      11.8%
      ---------

14    Type Of Reporting Person

      IN
      ---

                                  SCHEDULE 13D

CUSIP No. 26830G 10 5                                          Page 3 of 5 Pages

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Shabnam Jessa
     -------------

2.   Check The  Appropriate  Box If A Member Of A Group*
                                     (a) [ ]
                                     (b) [ ]
------------------------------------------------------------------------------
3.   Sec Use Only
------------------------------------------------------------------------------
4.   Source Of Funds

     PF
     --

5.   Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D)
     or 2(E)   [_]
------------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

     Canada
   ----------
                                     7     Sole Voting Power
 NUMBER OF                                 487,250
                                     -------------------------------------------
  Shares                             8     Shared Voting Power
Beneficially                               0
                                     -------------------------------------------
 Owned By                            9     Sole Dispositive Power
   Each                                    487,250
                                     -------------------------------------------
 Reporting                           10    Shared Dispositive Power
Person With                                0
                                     -------------------------------------------

11    Aggregate Amount Beneficially Owned By Each Reporting Person

      487,250
      ---------

12    Check If The Aggregate Amount In Row (11) Excludes Certain Shares   [ ]
------------------------------------------------------------------------------

13    Percent Of Class Represented By Amount In Row 11

      9.8%
      ---------

14    Type Of Reporting Person

      IN
      ---

                                  SCHEDULE 13D

CUSIP No. 26830G 10 5                                          Page 4 of 5 Pages

Item 1.  Security and Issuer.

     (a) The title of the class of securities to which this statement relates is the Common Stock of E-City Software, Inc. Cusip Number 26830G 10 5.
     (b) The name and address of Issuer's principal place of business is E-City Software, Inc. 1201 First Avenue South, Suite 330,
         Seattle, WA 98134

Item 2.  Identity and Background.

(a) This statement is being filed jointly by reporting persons Anis Jessa and Shabnam Jessa.

(b) Residence or Business Address: 1201 First Avenue South, Suite 330 Seattle,
                                    WA 98134

(c) Present Principal Occupation: Anis Jessa, Chief Executive Officer,
                                  E-City Software, Inc.
                                  1201 First Avenue South, Suite 330,
                                  Seattle, WA 98134

                                  Shabnam Jessa, Homemaker.

(d)  Convictions in the last 5 years: NONE

(e)  Securities law violations in the last 5 years: NONE

(f)  Citizenship: CANADA


Item 3.  Source and Amount of Funds or Other Consideration.

All funds used for the acquisition of the shares of the Issuer were the personal investment funds of Anis Jessa and Shabnam Jessa and no sums were borrowed from any source to make these acquisitions.


Item 4.  Purpose of Transaction.

Anis Jessa and Shabnam Jessa each acquired the shares from the corporation in a financing transaction under Rule 505 in which the corporation sold the shares to Mr. Jessa and Mrs. Jessa at par value of $0.0001 per share. The stock purchase agreements are attached hereto as Exhibits B and C.


Item 5.  Interest in Securities of the Issuer.

(a) Aggregate number of shares: 1,074,500 shares of Common Stock, $.0001 par value Percentage: 21.6%.

(b) Number of shares with sole voting and disposition power: 1,074,500 shares of Common Stock, $.0001 par value.

(c) Transactions effected during the last sixty days: Anis Jessa and Shabnam Jessa sold a total of 705,000 and 475,000 shares respectively pursuant to an effective registration statement on Form SB-2 in multiple private transactions at $5.00 per share on May 29, 2001. Between July 20, 2001 and August 7, 2001, Anis Jessa granted options to puchase 253,000 shares of E-City Software to various consultants and employees of E-City Software at exercise prices ranging from $5.00 to $20.00. These options become exercisable on various dates between August 15, 2001 and July 15, 2002. The options are subject to vesting provisions which provide for vesting from three to twelve months. The form of option agreement referred to herein is attached hereto as Exhibit D.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Anis Jessa and Shabnam Jessa continue to be a beneficial owners of more than five percent of the common stock of E-City Software, Inc.

                                  SCHEDULE 13D

CUSIP No. 26830G 10 5                                          Page 5 of 5 Pages


Items 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         No contracts were entered into with respect to these securities except as described in item 5c above.

Item 7.  Material to be Filed as Exhibits.

        Exhibit A. Joint Filing Agreement.

        Exhibit B. Common Stock Purchase Agreement by and between E-City Software, Inc. and Anis Jessa dated May 12, 2000.

        Exhibit C. Common Stock Purchase Agreement by and between E-City Software, Inc. and Shabnam Jessa dated May 12, 2000.

        Exhibit D. Form of Option Agreement between Anis Jessa and Various Consultants and Employess of E-City Software, Inc.



                                   SIGNATURES



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.


Dated:  August 21, 2001                     /s/ Anis Jessa
                                         -----------------------
                                           Signature
                                           Anis Jessa  - Chief Executive Officer

                                           /s/ Shabnam Jessa
                                         -----------------------
                                               Shabnam Jessa


EXHIBIT A

                              E-City Software, Inc.

                                  COMMON STOCK

                                   26830G 10 5


We hereby agree that the within Statement on Schedule 13D regarding our beneficial ownership of Common Stock is filed on behalf of each of us.



                                        By:  /s/ Anis Jessa
                                            ---------------------------------
                                             Anis Jessa, Chief Executive Officer
                                             E-City Software, Inc.

                                        By:  /s/ Shabnam Jessa
                                            ---------------------------------
                                                 Shabnam Jessa




Exhibit B.


                            STOCK PURCHASE AGREEMENT


This Stock Purchase Agreement (the "Agreement") is entered into as of May 12, 2000, by and between E-City Software, Inc. , a Nevada Corporation (the "Company"), and Anis Jessa, ("Purchaser").

In consideration of the mutual covenants and representations herein set forth, the Company and the Purchaser agree as follows:

1. Sale of Stock. The Company hereby agrees to sell to Purchaser and Purchaser hereby agrees to purchase an aggregate of 3,555,250 shares of the Company's Common Stock (the "Shares"), at a purchase price of $0.0001 per share (the "Purchase Price"), or an Aggregate Purchase Price of $356.00.

2. Payment of Purchase Price. The Purchase Price for the Shares shall be paid to the Company by any combination of the following: (i) in immediately available funds upon the execution of this Agreement or (ii) the cancellation of indebtedness owed by the Company to the Purchaser, such cancellation being hereby acknowledged by receipt of the Shares and as identified in Exhibit A hereto.

3. Definitions.

(a) "Shares" refers to the purchased Shares and all shares received in respect thereof as a consequence of stock dividends, stock splits, reverse stock splits, recapitalizations, mergers, reorganizations or the like, and all new, substituted or additional securities or other properties to which Purchaser is or may be entitled by reason of Purchaser's ownership of the Shares.

4. Legends. The share certificate evidencing the Shares issued hereunder shall be endorsed with the following restrictive legends (in addition to any legend required under applicable state securities laws): THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF, AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT SAYING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT. THE SHARES REPRESENTED HEREBY ARE SUBJECT TO CERTAIN RESTRICTIONS UPON TRANSFER AND RIGHTS OF REPURCHASE AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE SHAREHOLDER, A COPY OF WHICH IS AVAILABLE UPON THE REQUEST OF THE REGISTERED HOLDER HEREOF TO THE SECRETARY OF THE COMPANY.

5. Adjustments for Stock Splits, etc. All references to the number of Shares and the purchase price of the Shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, stock split, recapitalization, merger, reorganization or other change in the Shares which may be made by the Company after the date of this Agreement.

6. [Intentionally Omitted]

7. Purchaser's Representations. In connection with the Purchaser's purchase of the Shares, the Purchaser hereby represents and warrants to the Company as follows:

(a) Investment Intent; Capacity to Protect Interests. The Purchaser is purchasing the Shares solely for his own account for investment and not with a view to or for sale in connection with any distribution of the Shares or any portion thereof and not with any present intention of selling, offering to sell or otherwise disposing of or distributing the Shares or any portion thereof in any transaction other than a transaction exempt from registration under the Securities Act of 1933, as amended (the "Act"). The Purchaser also represents that the entire legal and beneficial interest of the Shares is being purchased, and will be held, for the Purchaser's account only, and neither in whole or in part for any other person. Purchaser has a pre-existing business relationship with the Company and has the capacity to evaluate the merits and risks of an investment in the Company and to protect Purchaser's own interests in connection with this transaction.

(b) Economic Risk. The Purchaser realizes that the purchase of the Shares will be a highly speculative investment and involves a high degree of risk, and the Purchaser is able, without impairing financial condition, to hold the Shares for an indefinite period of time and to suffer a complete loss on the Purchaser's investment.

(c) Restricted Securities. The Purchaser understands and acknowledges that:

(i) the sale of the Shares has not been registered under the Act, and the Shares must be held indefinitely unless subsequently registered under the Act or an exemption from such registration is available and the Company is under no obligation to register the Shares; (ii) the share certificate representing the Shares will be stamped with the legend specified in Section 4 hereof; and (iii) the Company will make a notation in its records of the aforementioned restrictions on transfer and legend.

 8. Intentionally Omitted.

 9. Intentionally Omitted.

10. General Provisions.

(a) This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Nevada as they apply to contracts entered into and wholly to be performed within such state.

(b) This Agreement represents the entire agreement between the parties with respect to the purchase of the Shares by the Purchaser.

(c) Any notice, demand or request required or permitted to be given by either the Company or Purchaser pursuant to the terms of this Agreement shall be in writing and shall be deemed given when delivered, if delivered personally; three business days after the business day of deposit in the U.S. mail, by registered or certified mail with postage prepaid; one business day after the business day of facsimile transmission, if a confirmation copy is sent by first class mail with postage prepaid; or, one business day after the business day of deposit with Federal Express or similar overnight carrier, freight prepaid; in any such case addressed to any party at such party's address as set forth at the end of this Agreement or such other address as the party may designate by notifying the other in writing.

(d) The rights and benefits of the Company under this Agreement shall be transferable to any one or more persons or entities, and all covenants and agreements hereunder shall inure to the benefit of, and be enforceable by the Company's successors and assigns. The rights and obligations of Purchaser under this Agreement may only be assigned with the prior written consent of the Company.

(e) Either party's failure to enforce any provision or provisions of this Agreement shall not in any way be construed as a waiver of any such provision or provisions, nor prevent that party from thereafter enforcing each and every other provision of this Agreement. The rights granted both parties herein are cumulative and shall not constitute a waiver of either party's right to assert all other legal remedies available to it under the circumstances.

(f) Purchaser agrees upon request to execute any further documents or instruments necessary or desirable to carry out the purposes or intent of this Agreement.

By Purchaser's signature below, Purchaser represents that Purchaser hereby accepts this Agreement subject to all of the terms and provisions thereof. Purchaser has reviewed this Agreement in its entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of this Agreement.

COMPANY: E-CITY SOFTWARE, INC.

By: /s/ Salim Devji
    ----------------
     Salim Devji
     Title: Chief Technology Officer

PURCHASER:  Anis Jessa

By: /s/ Anis Jessa
   ---------------
     Anis Jessa
     Title: President



Exhibit C.

                            STOCK PURCHASE AGREEMENT


This Stock Purchase Agreement (the "Agreement") is entered into as of May 12, 2000, by and between E-City Software, Inc. , a Nevada Corporation (the "Company"), and Shabnam Jessa, ("Purchaser").

In consideration of the mutual covenants and representations herein set forth, the Company and the Purchaser agree as follows:

1. Sale of Stock. The Company hereby agrees to sell to Purchaser and Purchaser hereby agrees to purchase an aggregate of 962,250 shares of the Company's Common Stock (the "Shares"), at a purchase price of $0.0001 per share (the "Purchase Price"), or an Aggregate Purchase Price of $95.75.

2. Payment of Purchase Price. The Purchase Price for the Shares shall be paid to the Company by any combination of the following: (i) in immediately available funds upon the execution of this Agreement or (ii) the cancellation of indebtedness owed by the Company to the Purchaser, such cancellation being hereby acknowledged by receipt of the Shares and as identified in Exhibit A hereto.

3. Definitions.

(a) "Shares" refers to the purchased Shares and all shares received in respect thereof as a consequence of stock dividends, stock splits, reverse stock splits, recapitalizations, mergers, reorganizations or the like, and all new, substituted or additional securities or other properties to which Purchaser is or may be entitled by reason of Purchaser's ownership of the Shares.

4. Legends. The share certificate evidencing the Shares issued hereunder shall be endorsed with the following restrictive legends (in addition to any legend required under applicable state securities laws): THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF, AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT SAYING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT. THE SHARES REPRESENTED HEREBY ARE SUBJECT TO CERTAIN RESTRICTIONS UPON TRANSFER AND RIGHTS OF REPURCHASE AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE SHAREHOLDER, A COPY OF WHICH IS AVAILABLE UPON THE REQUEST OF THE REGISTERED HOLDER HEREOF TO THE SECRETARY OF THE COMPANY.

5. Adjustments for Stock Splits, etc. All references to the number of Shares and the purchase price of the Shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, stock split, recapitalization, merger, reorganization or other change in the Shares which may be made by the Company after the date of this Agreement.

6. [Intentionally Omitted]

7. Purchaser's Representations. In connection with the Purchaser's purchase of the Shares, the Purchaser hereby represents and warrants to the Company as follows:

(a) Investment Intent; Capacity to Protect Interests. The Purchaser is purchasing the Shares solely for his own account for investment and not with a view to or for sale in connection with any distribution of the Shares or any portion thereof and not with any present intention of selling, offering to sell or otherwise disposing of or distributing the Shares or any portion thereof in any transaction other than a transaction exempt from registration under the Securities Act of 1933, as amended (the "Act"). The Purchaser also represents that the entire legal and beneficial interest of the Shares is being purchased, and will be held, for the Purchaser's account only, and neither in whole or in part for any other person. Purchaser has a pre-existing business relationship with the Company and has the capacity to evaluate the merits and risks of an investment in the Company and to protect Purchaser's own interests in connection with this transaction.

(b) Economic Risk. The Purchaser realizes that the purchase of the Shares will be a highly speculative investment and involves a high degree of risk, and the Purchaser is able, without impairing financial condition, to hold the Shares for an indefinite period of time and to suffer a complete loss on the Purchaser's investment.

(c) Restricted Securities. The Purchaser understands and acknowledges that:

(i) the sale of the Shares has not been registered under the Act, and the Shares must be held indefinitely unless subsequently registered under the Act or an exemption from such registration is available and the Company is under no obligation to register the Shares; (ii) the share certificate representing the Shares will be stamped with the legend specified in Section 4 hereof; and (iii) the Company will make a notation in its records of the aforementioned restrictions on transfer and legend.

 8. Intentionally Omitted.

 9. Intentionally Omitted.

10. General Provisions.

(a) This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Nevada as they apply to contracts entered into and wholly to be performed within such state.

(b) This Agreement represents the entire agreement between the parties with respect to the purchase of the Shares by the Purchaser.

(c) Any notice, demand or request required or permitted to be given by either the Company or Purchaser pursuant to the terms of this Agreement shall be in writing and shall be deemed given when delivered, if delivered personally; three business days after the business day of deposit in the U.S. mail, by registered or certified mail with postage prepaid; one business day after the business day of facsimile transmission, if a confirmation copy is sent by first class mail with postage prepaid; or, one business day after the business day of deposit with Federal Express or similar overnight carrier, freight prepaid; in any such case addressed to any party at such party's address as set forth at the end of this Agreement or such other address as the party may designate by notifying the other in writing.

(d) The rights and benefits of the Company under this Agreement shall be transferable to any one or more persons or entities, and all covenants and agreements hereunder shall inure to the benefit of, and be enforceable by the Company's successors and assigns. The rights and obligations of Purchaser under this Agreement may only be assigned with the prior written consent of the Company.

(e) Either party's failure to enforce any provision or provisions of this Agreement shall not in any way be construed as a waiver of any such provision or provisions, nor prevent that party from thereafter enforcing each and every other provision of this Agreement. The rights granted both parties herein are cumulative and shall not constitute a waiver of either party's right to assert all other legal remedies available to it under the circumstances.

(f) Purchaser agrees upon request to execute any further documents or instruments necessary or desirable to carry out the purposes or intent of this Agreement.

By Purchaser's signature below, Purchaser represents that Purchaser hereby accepts this Agreement subject to all of the terms and provisions thereof. Purchaser has reviewed this Agreement in its entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of this Agreement.

COMPANY: E-CITY SOFTWARE, INC.

By: /s/ Anis Jessa
    ---------------
     Anis Jessa
     Title: President

PURCHASER:  Shabnam Jessa

By: /s/ Shabnam Jessa
    -----------------
        Shabnam Jessa


Exhibit D.

                                Option Agreement


This Option Agreement is entered into and effective as of __________, 2001 (the "Effective Date") by and between Anis Jessa or his assigns or successors in interest ("Grantor") and __________________ ("Optionee").

WHEREAS Grantor is the holder of _______________ shares of common stock ("Option Shares") of E-City Software, Inc, a Nevada corporation ("E-City");

WHEREAS Optionee is a consultant, employee or service provider to E-City and Grantor is a third party beneficiary of such services; and

WHEREAS as a material inducement to Optionee to enter into or continue providing services to E-City, Grantor has executed this Option Agreement;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

         1.       Grant of Option

                  (a) Option. Grantor hereby grants to Optionee the right to purchase the Option Shares for ______ per share ("Exercise Price"). Optionee may purchase some or all of the Option Shares in one or more transactions pursuant to this Option Agreement.

                  (b) Mechanics of Exercise. Optionee or his assignee may exercise the right to purchase the Option Shares by tendering the Exercise Price for each Option Share purchased to the Grantor along with a written notice of exercise detailing the number of Option Shares to be purchased and delivery instructions for the purchased Option Shares ("Exercise Notice"). Grantor shall convey the Option Shares so purchased to Optionee or his assignee within 48 hours of receipt of payment and notice pursuant to this Section 1.

                  (c) Transfer Instructions. Grantor agrees to execute all necessary stock powers, powers of attorney and other documents consistent with this Option Agreement and necessary to complete the purchase of the Option Shares hereunder.

                  (d) Vesting and Exercise. Optionee may not exercise any portion of this option prior to ___________. The Optionee's right to purchase the Option Shares is contingent on the Optionee continuing to be a service provider to E-City. The Vesting Commencement Date shall be ____________, at which time ____% of the Option Shares will be deemed vested and exercisable. Thereafter, ____% per month of the Option Shares will become exercisable until all Option Shares are exercisable. In the event that Optionee ceases to be a service provider to E-City for any reason ("Termination"), Grantor may, at his sole discretion, cancel and extinguish Optionee's rights in any Option Shares that have not yet vested. Optionee shall have 30 days from the date of a Termination to exercise any Option Shares, which have already vested. Any Option Shares not exercised within 30 days of the Termination shall be cancelled and Optionee shall have no further rights thereunder.

         2. Term. The right to purchase the Option Shares shall expire __ years from the Vesting Commencement Date or 30 days from the date of Termination, whichever shall come first.

         3. Transfer. Grantor covenants and warrants not to sell, hypothecate, make a short sale of or otherwise dispose of the Option Shares except to Optionee pursuant to this Option Agreement. Optionee may not assign, transfer or hypothecate the Option Shares except with the written consent of Grantor, which may be withheld at Grantors sole and absolute discretion.

         4. Successors and Assigns. The rights granted Optionee under this Option Agreement are not assignable in whole or in part. Grantor may transfer or assign his obligations under this Option Agreement at his discretion. This Option Agreement shall be binding upon any successors-in-interest or heirs of Grantor.

         5. Governing Law. This Option Agreement and all actions arising out of or in connection with this Option Agreement shall be governed by and construed in accordance with the laws of the State of Washington, without regard to the conflicts of law provisions of the State of Washington or of any other state.

         7. Notice. Notice shall be given to Grantor and Optionee at the address below or such other address as is communicated by either party.

         8. Counterparts. This Option Agreement may be executed in counterparts, each of which shall be deemed to constitute an original and shall together constitute one instrument.

         In witness whereof, the Parties have caused this Option Agreement to be entered into as of the Effective Date written above.

Grantor:          Anis Jessa
                  1201 First Avenue South, Suite 330
                  Seattle, WA 98134

                  X_____________________________

Optionee:         ______________________________
                  Name

                  ______________________________
                  Address

                  X_____________________________
                  Signature